

September 24, 2010

<u>via U.S. mail and facsimile</u>

Warren B. Kanders, Principal Executive Officer
Clarus Corporation
One Landmark Square
Stamford, CO 06901

> **Re: Clarus Corporation**
> **Form 10-K, as amended, for Fiscal Year Ended December 31, 2009**
> **Filed April 23, 2010**
> **File No.: 0-24277**

Dear Mr. Kanders:

We have reviewed your supplemental correspondence, submitted September 9, 2010 regarding the above filing, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 11. Executive Compensation, page 6</u>

<u>Compensation Discussion and Analysis, page 6</u>

<u>Annual Cash Compensation, page 7</u>

1. We reissue comment five from our letter dated August 6, 2010. We note that Mr. Kanders has agreed to defer a portion of his compensation. Deferred salary compensation should be included in the summary compensation table. See Instruction 4 to Item 402(c) of Regulation S-K. Mr. Kanders earned the compensation in 2009, pursuant to the terms of the employment agreement, which established his base salary. Such compensation was then deferred until a business combination pursuant to the letter dated August 6, 2009.

2. We reissue comment six from our letter dated August 6, 2010. Please include a statement as to whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

Form 8-K filed June 4, 2010

Cash Earnings Per Share and Adjusted Cash Earnings Per Share, page 44

3. We note from your response to comment 10 of our letter dated August 6, 2010 that the tax provision as reported in the income statement on a quarterly and annual basis does not reflect the amount of cash tax savings the NOL provides. Please explain the basis for this statement as it appears that the tax benefit that would arise out of the utilization of net operating loss carryforwards would be captured in your GAAP deferred tax benefit/provision. Thus, it appears that cash taxes paid would represent an adjustment to measure liquidity rather than performance.

4. Please clarify what "cash income taxes" represent. In this regard, clarify whether it represents the amount presented under FASB ASC 230-10-50-2 of income taxes paid during a period.

You may contact Raquel Howard (202) 551-3291 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Robert Lawrence
Via facsimile to (212) 519-5103